Exhibit 12.1


             Computation of Ratio of Earnings to Fixed Charges

                                                                                                                    January 29,
                                                                                                                       1998
                                              Six Months Ended                       Years Ended                   (Inception) to
                                                  June 30,                           December 31,                   December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                              2003        2002         2002        2001       2000         1999          1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands, except for ratios)

Earnings:
  Income before income taxes
  and before cumulative effect
  of change in accounting principle         $ 30,669   $ (8,261)   $ (13,481)    $ 19,076   $ (7,782)    $ (3,470)    $ (1,064)

  Fixed charges                                5,847      5,741       11,791        2,312     15,549        3,379        1,104
  Dividends                                   (2,038)    (1,920)      (4,019)          --     (7,895)          --           --
  Interest capitalized                            --         --           --           --         --         (302)        (288)
                                          -----------  ---------   ----------    --------   ---------    ---------    ---------
                                              34,479     (4,441)      (5,709)      21,388       (128)        (393)        (248)
Fixed Charges:
  Interest expense                             3,429      3,438        6,988        1,916      7,438        2,947          802
  Dividends                                    2,038      1,920        4,019           --      7,895           --           --
  Interest capitalized                            --         --           --           --         --          302          288
  Estimate of interest in rent
  expense                                        381        382          784          396        216          130           14
                                          -----------  ---------   ----------    --------   ---------    ---------    ---------
                                            $  5,847    $ 5,741     $ 11,791      $ 2,312   $ 15,549      $ 3,379      $ 1,104
Ratio of earnings to fixed
  charges                                       5.90        - (1)        - (1)       9.25          - (1)       - (1)        - (1)

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(1)  For the six months ended June 30, 2002 and the years ended December 31,
     2002, 2000, 1999 and 1998, the ratio of earnings to fixed charges was less than a one-to-one coverage due to a deficiency of $10.2 million, $17.5 million, $15.7 million, $3.8 million and $1.4 million, respectively. For the indicated periods there were no preferred stock dividends declared or paid by our subsidiaries.